

March 26, 2021

James E. Perry
Chief Financial Officer
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, TX 75240

>   **Re: CSW Industrials, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2020**
>   **Response dated March 9, 2021**
>   **File No. 001-37454**

Dear Mr. Perry:

We have reviewed your March 9, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2020

Item 1 - Business
General, page 1

1. We note your response to our comment that your earnings releases do not contain material non-public information. Tell us why your earnings releases routinely and prominently describe and attribute changes in revenue as organic for both consolidated and segment results. Tell us whether organic revenue changes fluctuate between periods and why the discussion is not provided in your periodic reports. Provide us with your analysis that organic changes in revenues are not material non-public information.

   You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences